UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: September 17, 2013

Commission File No. 000-54749

CELSUS THERAPEUTICS PLC

53 Davies Street

London W1K 5JH

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

CELSUS THERAPEUTICS PLC

On September 17, 2013, Celsus Therapeutics PLC (the “Company”) issued a press release announcing that that effective September 16, 2013, the Company's American Depository Receipts (“ADRs”) commenced trading on the OTC Markets under the new trading symbol “CLSXY” (OTC: CLSXY). The previous trading symbol was “MRRBY”.

A copy of the press release is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

Exhibits

Exhibit Number	Description of Exhibit
99.1	Press Release dated September 17, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELSUS THERAPEUTICS PLC

By:	/s/ Gur Roshwalb
Gur Roshwalb Chief Executive Officer Date: September 17, 2013